Exhibit 99.1

CELLECT BIOTECHNOLOGY LTD.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting (the “Special Meeting”) of Shareholders of Cellect Biotechnology Ltd. (the “Company”) will be held at the offices of the Company’s legal counsel – Doron, Tikotzky, Kantor, Gutman, Nass & Amit Gross, at B.S.R 4 Tower, 33rd Floor, 7 Metsada Street, Bnei Brak, on March 3, 2020 at 11:00 a.m. Israel time or at any postponement or adjournment thereof.

The Special Meeting is being called to appoint Deloitte, Brightman Almagor Zohar as our independent auditors for the year ended December 31, 2019 and services provided until the annual general meeting of shareholders to be held in 2020.

The board of directors recommends that you vote in favor of the proposal described in the attached Proxy Statement.

Shareholders and American Depositary Share (the “ADSs”) holders of record at the close of business on February 3, 2020 (the “Record Date”), are entitled to notice of and to vote at the Special Meeting either in person or by appointing a proxy to vote in their stead at the Special Meeting. Shareholders and ADS holders are asked to vote on proposal 1.

The approval of Proposal 1 is subject to the affirmative vote of holders of a majority of the ordinary shares, including those represented by ADSs, voted in person or by proxy at the Special Meeting.

Shareholders registered in the Company’s shareholders register in Israel, and shareholders who hold ordinary shares in street name through a bank, broker or other nominee, may also vote by attending the Special Meeting or through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices, so that is received by the Company no later than four hours prior to the scheduled date of the Special Meeting. Shareholders registered in the Company’s shareholders’ register in Israel, and shareholders who hold ordinary shares in street name who vote their ordinary shares by proxy, must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be or meet any other identification requirement in accordance with applicable law.

ADS holders should return their proxies by the date set forth on their voting instruction card. Shareholders registered in the Company’s shareholders registry must return their proxies to the Company’s offices no later than four hours prior to the schedule date of the Special Meeting.

To the extent you would like to submit a position statement with respect to any of proposals described in the Proxy Statement pursuant to the Israeli Companies law, 1999, you may do so by delivery of appropriate notice to Company’s offices (Attention: Chief Financial Officer) located at 23 Hata’as Street Kfar Saba, Israel 44425, Israel, not later than ten days before the special meeting date (i.e., February 22, 2020).

Shareholders may present proposals for consideration at the Special Meeting by submitting their proposals to the Company’s offices (Attention: Chief Financial Officer) located at 23 Hata’as Street Kfar Saba, Israel 44425, Israel, by no later than February 3, 2020.

The information and details provided in the Company’s proxy statement for the Special Meeting, published on January 27, 2020 (the “Proxy Statement”) are hereby incorporated by reference into this notice. Therefore, this notice should be read in conjunction with the information provided in the Proxy Statement.

Sincerely,

Avi Nachmias
Chairman of the Board of Directors
January 27, 2020

CELLECT BIOTECHNOLOGY LTD.

KFAR SABA, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

March 3, 2020

This Proxy Statement is furnished to our holders of ordinary shares, without par value, and holders of our ordinary shares that are represented by American Depository Shares (“ADSs”) for the Special General Meeting (the “Special Meeting”) of Shareholders of Cellect Biotechnology Ltd. to be held on January 27, 2020 at the offices of the Company’s legal counsel, Doron, Tikotzky, Kantor, Gutman, Nass & Amit Gross., at B.S.R. 4 Tower, 33rd Floor, 7 Metsada Street, Bnei Brak, Israel or at any adjournments thereof. The Special Meeting will be held at 11:00 a.m., Israel time, on such day or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “Cellect”, “we”, “us”, “our” and the “Company” to refer to Cellect Biotechnology Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the Special Meeting will be as follows:

Proposal No. 1

To appoint Deloitte, Brightman Almagor Zohar as our independent auditors for the year ended December 31, 2019 and to provide services until the annual general meeting of shareholders to be held in 2020.

We currently are unaware of any other matters that may be raised at the Special Meeting. Should any other matters be properly raised at the Special Meeting, the persons designated as proxies will vote according to their own judgment on those matters.

Board Recommendation

Our board of directors unanimously recommends that you vote “FOR” Proposals No. 1.

Who Can Vote

Only shareholders and ADS holders of record at the close of business on February 3, 2020 (the “Record Date”), are entitled to notice of and to vote at the Special Meeting and any adjournment or postponement thereof.

How You Can Vote

You can vote your ordinary shares by attending the Special Meeting. If you do not plan to attend the Special Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” held through a broker, bank or nominee and shares underlying ADSs that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders Holders of Record

If you are a shareholder holder of record, you can submit your vote by completing, signing and submitting an applicable proxy card, which has been published at www.sec.gov. Shareholders must complete, date, sign and mail the proxy to the Company’s offices, so that is received by the Company no later than four hours prior to the scheduled date of the Special Meeting. Shareholders registered in the Company’s shareholders’ register in Israel, must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be or meet any other identification requirement in accordance with applicable law.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee, your shares will only be voted if you provide the attached proxy by completing (including answering the personal interest question under proposal 1), dating, signing and mailing the proxy to the Company’s offices, so that it is received by the Company no later than four hours prior to the scheduled date of the Special Meeting, or if you attend the Special Meeting in person.

If voting by mail, you must sign and date an applicable proxy card in the form filed by us on www.sec.gov, so that it is received by the Company no later than four hours prior to the scheduled date of the Special Meeting, and attach to it a certificate signed by the bank, broker or nominee through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, as applicable, on the record date, and return the applicable proxy card, along with the proof of ownership certificate, to us, as described in the instructions available on www.sec.gov.

If you choose to attend the Special Meeting (where ballots will be provided), you must bring the proof of ownership certificate from the bank, broker or nominee through which the shares are held, indicating that you were the beneficial owner of the shares, as applicable, on the record date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary (“BNY Mellon”), and the holders of our ADSs, BNY Mellon will endeavor (insofar as is practicable) to vote or cause to be voted the number of ordinary shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, or if the personal interest question is not answered, BNY Mellon will not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Our board of directors urges you to vote your shares so that they will be counted at the Special Meeting or at any postponements or adjournments of the Special Meeting.

Solicitation of Proxies

By appointing “proxies”, shareholders and ADS holders may vote at the Special Meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least four hours prior to the Special Meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy will be voted as indicated on the form. If no preference is noted on the proxy and the personal interest question under proposal 1 has been answered, the shares represented by the proxy will be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Special Meeting or any adjournment thereof. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed or made available to shareholders and ADS holders on or about February 12, 2020. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Position Statements

To the extent you would like to submit a position statement with respect to any of proposals described in the Proxy Statement pursuant to the Israeli Companies law, 1999 (the “Israeli Companies Law”), you may do so by delivery of appropriate notice to the Company’s offices (Attention: Chief Financial Officer) located at 23 Hata’as Street Kfar Saba, Israel 44425, Israel, not later than ten days before the Special Meeting date (i.e., February 22, 2020). Any position statement timely received will be furnished to the SEC on Form 6-K and will be available to the public on the SEC website.

Shareholder Proposals

Any shareholder of the Company who intends to present a proposal at the Special Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Special Meeting by submitting their proposals to the Company’s offices (Attention: Chief Financial Officer) located at 23 Hata’as Street Kfar Saba, Israel 44425, Israel, by no later than February 3, 2020.

Quorum

At the close of business on January 27, 2020, we had outstanding 324,087,799 ordinary shares. The foregoing number of outstanding ordinary shares excludes 2,641,693 ordinary shares that are held in treasury and have no voting rights. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the record date is entitled to one vote upon each of the matters to be voted on at the Special Meeting. Abstentions are counted as ordinary shares present for the purpose of determining a quorum.

Under our Articles of Association, the Special Meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing at least 33 1/3% of our voting rights. If such quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to later date if so specified in the notice of the meeting. At the reconvened meeting, if there is no quorum within half an hour from the time scheduled for the meeting, any number of our shareholders present in person or by proxy will constitute a lawful quorum.

Vote Required for the Proposal

The approval of Proposal 1 is subject to the affirmative vote of holders of at least a majority of the ordinary shares, including those represented by ADSs, voted in person or by proxy at the Special Meeting.

If you provide specific instructions (mark boxes) with regard to proposal 1, your shares will be voted as you instruct. If you do not provide specific instruction with regard to proposal 1, the shares underlying your proxy will be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Special Meeting or any adjournment thereof.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. A broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. This Notice of the Special Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

PROPOSAL 1

APPOINTMENT OF DELOITTE, BRIGHTMAN ALMAGOR ZOHAR AS OUR INDEPENDENT AUDITORS

On January 19, 2020, Kost Forer Gabbay & Kasierer a Member of Ernst & Young Global notified the Company that it resigns its position as external auditor of the Company. Prior to the resignation, Kost Forer Gabbay & Kasierer a Member of Ernst & Young Global expressed no disagreement with the Company or its management on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, and its audit report on the Company’s financial statements for the past two years did not contain an adverse opinion or disclaimer nor was it qualified or modified due to uncertainty, audit scope or accounting principles.

Under the Companies Law and our articles of association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. In addition, under our articles of association, the board of directors is authorized to determine the independent auditor’s compensation.

The Company’s audit committee and board of directors recommend that the Company’s shareholders appoint Deloitte, Brightman Almagor Zohar, as the Company’s independent registered public accounting firm until the next annual general meeting of the Company. In accordance with the engagement letter provided by Deloitte, Brightman Almagor Zohar, the compensation for the engagement will be approximately $120,000.

It is therefore proposed that the following resolution be adopted at the Special Meeting:

“RESOLVED, to appoint Deloitte, Brightman Almagor Zohar as our independent auditors for the year ended December 31, 2019 and services provided until the annual general meeting of shareholders to be held in 2020.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

* * * * * *

Your vote is important! Shareholders and ADS holders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JANUARY 27, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JANUARY 27, 2020, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

CELLECT BIOTECHNOLOGY LTD.
Avi Nachmias
Chairman of the Board of Directors